EATON VANCE TAX-MANAGED BUY-WRITE OPPORTUNITIES FUND

Supplement to Prospectus dated April 29, 2022,

Prospectus Supplement dated May 9, 2022, and

Statement of Additional Information dated April 29, 2022

At a special meeting held on March 16, 2023, the shareholders of Eaton Vance Tax-Managed Buy-Write Strategy Fund (NYSE: EXD) approved an Agreement and Plan of Reorganization pursuant to which EXD will be reorganized with and into Eaton Vance Tax-Managed Buy-Write Opportunities Fund (NYSE: ETV) (the “Fund”).

The reorganization is currently expected to be completed as of the close of business of the New York Stock Exchange on or about April 14, 2023 subject to the satisfaction of applicable regulatory requirements and customary closing conditions. Following the reorganization, the Fund will continue to be managed in accordance with its existing investment objectives and strategies as described in the Fund’s Prospectus, Prospectus Supplement and Statement of Additional Information (“SAI”).

Effective upon the closing of the reorganization, Eaton Vance has agreed to implement breakpoints in the advisory fee borne by the Fund. Following the closing of the reorganization, the following replaces any references to the Fund’s advisory fee rate schedule contained in the Prospectus, Prospectus Supplement and SAI:

Advisory Fee Schedule
Daily Net Assets	Annual Fee Rate
Up to and including $1.5 billion	1.000%
Over $1.5 billion up to and including $3 billion	0.980%
Over $3 billion up to and including $5 billion	0.960%
Over $5 billion	0.940%

March 16, 2023